UNI[illegible] 08029473
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 39925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Capital Markets, Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Woodward Avenue, 26th Floor
(No. and Street)

Detroit (City) MI (State) 48226 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2008 DIVISION OF MARKET REGULATION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Cooper (313) 222-4793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

777 Woodward Avenue, Suite 1000 (Address) Detroit (City) MI (State) 48226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2008 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/11

OATH OR AFFIRMATION

I, William Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Capital Markets, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

T. McINCHAK
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WAYNE
My Commission Expires 9/6/2011
Acting in the County of Wayne

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)

Financial Statements and Supplemental Information

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-3529

Phone: (313) 628-7100

Report of Independent Registered Public Accounting Firm

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

We have audited the accompanying statement of financial condition of W.Y. Campbell & Company (the Company) as of December 31, 2007, and the related statements of income, changes in shareholders' equity, and cash flows for the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 22, 2008

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)

Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	7,601,425
Investment securities at fair value		2,977,090
Premises and equipment, net of accumulated depreciation of $863,919		293,182
Goodwill		2,053,312
Deferred tax asset		174,870
Other assets		92,000
Total assets	$	13,191,879
Liabilities and shareholder's equity		
Liabilities:		
Other accrued expenses	$	425,707
Total liabilities		425,707
Shareholder's equity:		
Common stock:		
(110,000 shares authorized, 67,000 shares issued and outstanding; $1 par value)		67,000
Additional paid-in capital		7,584,835
Retained earnings		5,114,337
Total shareholder's equity		12,766,172
Total liabilities and shareholder's equity	$	13,191,879

See accompanying notes.

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)

Statement of Income

Year Ended December 31, 2007

Income	
Investment banking fees	$ 9,668,838
Interest income	136,388
Total income	9,805,226
Expenses	
Salaries and benefits	6,369,887
Occupancy and equipment cost	624,039
Intercompany expenses	1,014,442
Other	1,113,511
Total expenses	9,121,879
Income before income taxes	683,347
Provision for income taxes	259,897
Net income	$ 423,450

See accompanying notes.

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2007	$ 67,000	$ 7,584,835	$ 4,690,887	$ 12,342,722
Net income and comprehensive income	–	–	423,450	423,450
Balance at December 31, 2007	$ 67,000	$ 7,584,835	$ 5,114,337	$ 12,766,172

See accompanying notes.

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities	
Net income	$ 423,450
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	136,905
Increase in deferred tax asset	(25,688)
Decrease in other assets	1,240,577
Decrease in accrued expenses	(1,939,662)
Net cash used in operating activities	(164,418)
Investing activities	
Net increase in fixed assets	(35,976)
Other	(13,690)
Net cash used in investing activities	(49,666)
Decrease in cash	(214,084)
Cash, beginning of year	7,815,509
Cash, end of year	$ 7,601,425
Supplemental disclosure of cash flow information	
Income taxes paid	$ 411,169

See accompanying notes.

Note A – Organization

Comerica Capital Markets Corporation (the Company) is a wholly owned, indirect subsidiary of Comerica Incorporated. The Company provides investment banking services to clients. These services include mergers and acquisitions, divestitures, leveraged buyouts, private placements and community offerings of debt and equity securities, as well as valuation services and financial consulting. The Company is registered with the SEC as both a broker-dealer and investment adviser.

Comerica Capital Markets Corporation does business as W. Y. Campbell & Company.

Note B – Significant Accounting Policies

Investment Securities

Investment securities are carried at fair value. Securities transactions and related revenues and expenses are recorded on a trade date basis and consist primarily of U.S. Treasury bills.

Premises and Equipment

Equipment is carried at historical cost, less accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful life of the equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

Goodwill

Goodwill and indefinite lived intangible assets are reviewed annually (or more frequently if impairment indicators arise) for impairment.

Income Taxes

The Company files a consolidated federal income tax return with Comerica Incorporated. The Company records an income tax expense (credit) which results from including its income and expenses in the consolidated federal tax return. Settlement with Comerica Bank (subsidiary of Comerica Incorporated) for federal income taxes is made on a basis as if the Company filed a separate return.

Note B – Significant Accounting Policies (continued)

Revenue Recognition

Revenue is recognized at the time in which a prescribed service has been completed by the Company and accepted by the customer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note C – Related Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank, a wholly owned subsidiary of Comerica Incorporated and Comerica Management Company, a wholly owned subsidiary of Comerica Bank. Fees paid to related parties in 2007 included $1,014,442 for operating, accounting and administrative services, including allocated benefits. Included in other liabilities are amounts due to Comerica Management Company of $259,600 at December 31, 2007.

At December 31, 2007, the Company had $7,601,425 on deposit in a non-interest bearing account with Comerica Bank.

At December 31, 2007, the Company had $2,977,090 of investment securities on deposit with Comerica Securities, a wholly owned, indirect subsidiary of Comerica Incorporated.

Note D – Net Capital Requirements

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must currently maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness as defined.

As of December 31, 2007, the Company's net capital was $3,288,470 and its required net capital was $28,380. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.13 to 1.

Note E – Income Taxes

The current and deferred components of income taxes for the year ended December 31, 2007 were $285,585 and ($25,688) respectively. The principal component of the deferred tax asset as of December 31, 2007 was depreciation.

Note F – Commitments

Rental expense for leased properties amounted to $402,887 in 2007. Future minimum payments under noncancellable obligations are as follows:

2008	$ 385,721
2009	392,558
2010	231,318

Note G – Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined benefit pension plan that provides retirement benefits to eligible employees. This plan is maintained by the Company's parent, Comerica Incorporated (the Corporation). Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. The Company was allocated an expense of approximately $334,000 related to this plan in 2007.

The Company also participates in defined contribution plans (including 401(k) plans) for various groups of its employees. These plans are also maintained by the Corporation. Under the Corporation's principal defined contribution plan, the Corporation makes matching contributions of 100% of the first 4% of qualified earnings contributed by a participant (up to the current IRS compensation limit). The Corporation's match is made in cash and invested as directed by the employee. Employees may choose to invest contributions in the stock of the Corporation, and may reallocate employee contributions invested in the Corporation's stock to other investments at any time. The Company had an expense of approximately $129,000 related to the defined contribution plan in 2007.

Note G – Employee Benefit Plans (continued)

On January 1, 2007, the Corporation added a defined contribution feature to its principal defined contribution plan for the benefit of substantially all full-time employees hired on or after January 1, 2007. Under the defined contribution feature, the Corporation will make an annual contribution to the individual account of each eligible employee ranging from three to eight percent of annual compensation, determined based on combined age and years of service. The contributions will be invested based on employee investment elections. The employee fully vests in the defined contribution account after three years of service. The plan feature, effective January 1, 2007, requires one year of service before an employee is eligible to participate. As a result, no expense was incurred for this plan feature in 2007.

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2007

Computation of net capital:	
Total shareholder's equity	$ 12,766,172
Less:	
Nonallowable assets	9,477,702
	$ 3,288,470
Aggregate indebtedness:	
Items included in Statement of Financial Condition	$ 425,707
Computation of basic net capital requirement:	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 28,380
Excess net capital	$ 3,260,090
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 3,245,899
Percent of aggregate indebtedness to net capital	12.95%

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

December 31, 2007

Comerica Capital Markets Corporation is exempt from the Computation for Determination of Reserve Requirements for Broker/Dealers under Rule 15c3-3 of the Securities & Exchange Commission because of exemption provided under Rule 15c3-3(k)(1),(2).

Schedule III

Comerica Capital Markets Corporation

(d.b.a W.Y. Campbell & Company)

Reconciliation of Computation of Net Capital Pursuant to Rule 17A-5(d)(4)

December 31, 2007

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2007.

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-3529

Phone: (313) 628-7100

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

In planning and performing our audit of the financial statements and supplemental schedules of W.Y. Campbell & Company (the Company), as of and for the year ended December 31, 2007, in accordance with accounting standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2008

END